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                                                                    Exhibit 3.4

                     [LETTERHEAD OF DORSEY & WHITNEY LLP]



Salomon Smith Barney Inc.
388 Greenwich Street
New York, New York 10013

The Chase Manhattan Bank
4 New York Plaza
New York, New York 10004

  Re: Tax Exempt Securities Trust, Minnesota Trust 119

Gentlemen/Ladies:

  You have requested our opinion as special Minnesota tax counsel to Salomon Smith Barney Inc. with respect to certain features of the Minnesota tax law as it relates to the Minnesota Trust named above and to the holders of Units of the Minnesota Trust.

  We have examined (i) the Trust Indenture and Agreement, dated July 16, 1987, and the form of the related Reference Trust Agreement, dated today, among Salomon Smith Barney Inc., as Depositor, The Chase Manhattan Bank, as Trustee, and Kenny S & P Evaluation Services, a division of J.J. Kenny Company, Inc., as Evaluator, creating the Trust, and (ii) the form of an opinion of Paul, Hastings, Janofsky & Walker LLP as to the federal tax status of the Minnesota Trust and its Unit holders. It is our understanding that the Minnesota Trust will have no income other than (i) interest income on bonds issued by (A) the State of Minnesota, its political and governmental subdivisions, municipalities and governmental agencies and instrumentalities, (B) Indian Tribal governments of tribes located in Minnesota, and (C) the Commonwealth of Puerto Rico or the government of the Territory of Guam (or by its authority), which interest income would be excludable from federal gross income and Minnesota taxable net income when paid directly to an individual, estate or trust (and the term "Bonds" as used herein refers only to such bonds), and
(ii) gain on the disposition of such Bonds.

  Based on the foregoing, and explicitly assuming that the opinion of Paul, Hastings, Janofsky & Walker LLP as to federal tax effects is correct, it is our opinion that application of existing Minnesota law would be as follows:

  The Minnesota Trust is not an association taxable as a corporation for purposes of Minnesota income taxation. Minnesota taxable net income is, with certain modifications, determined with reference to federal taxable income. Each Unit holder of the Minnesota Trust will be treated as the owner of a pro rata portion of the Minnesota Trust for purposes of Minnesota income taxation, and the income of the Minnesota Trust will be treated as the income of the Unit holders under Minnesota law. Interest on Bonds that would be excluded from Minnesota taxable net income when paid directly to an individual, estate or trust will be excluded from Minnesota taxable net income when paid directly to an individual, estates or trust will be excluded from Minnesota taxable net income of Unit holders that are individuals, estates or trusts when received by the Minnesota Trust and when distributed to such Unit holders. Interest on Bonds that would be included in Minnesota "alternative minimum taxable income" when paid directly to a noncorporate taxpayer will be included in Minnesota "alternative minimum taxable income" of Unit holders that are individuals, estates or trusts for purposes of the Minnesota alternative minimum tax.

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Salomon Smith Barney Inc.
The Chase Manhattan Bank
Page 2
September 27, 2000

  Any such Unit holder that is subject to Minnesota income taxation will realize taxable gain or loss when the Minnesota Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or when the Unit holder redeems or sells Units at a price that differs from original cost, as adjusted for amortization of bond premium and other basis adjustments (including any adjustment that may be required to reflect a Unit holder's share of interest, if any, accruing on Bonds during the interval between the purchase of the Units and delivery of the Bonds). The total tax cost of each Unit to a Unit holder is allocated proportionately (by value) among each of the Bonds held in the Minnesota Trust. Tax cost reduction requirements relating to amortization of bond premium may, under some circumstances, result in the realization of taxable gain by Unit holders when their Units (or underlying Bonds) are sold or redeemed for an amount equal or less than their original cost. Minnesota has repealed the favorable treatment of capital gains, but preserved limitations on the deductibility of capital losses.

  Interest income attributable to Bonds that are "industrial development bonds" or "private activity bonds," as such terms are defined in the Internal Revenue Code, will be taxable under Minnesota law to a Unit holder that is a "substantial user" of the facilities financed by the proceeds of such Bonds (or a "related person" to such a "substantial user") to the same extent as if such Bonds were held directly by such Unit holder.

  Minnesota law does not permit a deduction for interest on indebtedness incurred or continued by individuals, estates and trusts to purchase or carry Units. Minnesota law also restricts the deductability of other expenses allocable to Units.

  Interest on Bonds in the Minnesota Trust will be included in taxable income for purposes of the Minnesota franchise tax on corporations and financial institutions. No opinion is expressed as to other Minnesota tax effects on Unit holders that are corporations or financial institutions.

  The 1995 Minnesota Legislature enacted a statement of intent that interest on obligations of Minnesota governmental units and Indian tribes be included in net income of individuals, estates and trusts for Minnesota income tax purposes if a court determines that Minnesota's exemption of such interest unlawfully discriminates against interstate commerce because interest on obligations of governmental issuers located in other states is so included. This provision applies to taxable years that begin during or after the calendar year in which any such court decision becomes final, irrespective of the date on which the obligations were issued. We are not aware of any judicial decision holding that a state's exemption of interest on its own bonds or those of its political subdivisions or Indian tribes, unlawfully discriminates against interstate commerce or otherwise contravenes the United States Constitution. Nevertheless, we cannot predict, and we express no opinion concerning, the likelihood that interest on the Minnesota Bonds held by the Minnesota Trust would become taxable under this Minnesota statutory provision.

  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the Trust Units and to the use of our name and to the reference to our firm as special Minnesota tax counsel in the Registration Statement, and in the related Prospectus, under the heading "Minnesota Taxes."

                                      Very truly yours,

                                      /s/ Dorsey & Whitney